Exhibit 4.5

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment (the “Amendment”) to the Rights Agreement (the “Agreement”) entered into as of June 17, 2002, by and between Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company (the “Rights Agent”), is entered into as of December 13, 2002.

RECITALS

Whereas, Section 27 of the Agreement provides that the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Agreement without the approval of any holders of the Rights, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent;

Whereas, on September 19, 2002, the Company entered into a Collaboration Agreement, a Loan Agreement, a Milestone Conversion Agreement and a Stock Purchase Agreement (collectively, the “Lilly Agreements”) and other related agreements with Eli Lilly and Company, an Indiana corporation (“Lilly”), pursuant to which Lilly will acquire certain shares of the common stock of the Company (the “Stock Purchase”), with such number of shares not to exceed 19.9% of the shares of Common Stock outstanding on September 19, 2002;

Whereas, the Company desires to amend the Agreement in the manner set forth in this Amendment to provide that Lilly will not be deemed an Acquiring Person pursuant to the Agreement as a result of any Stock Purchase by Lilly under the Lilly Agreements, and the Company’s Board of Directors has approved such amendment; and

Whereas, pursuant to Section 27 of the Agreement, the Company has delivered to the Rights Agent a certificate signed by the Chief Executive Officer of the Company certifying that the proposed amendment of the Agreement is in compliance with the terms of Section 27 of the Agreement;

Agreement

Now, Therefore, in consideration of the benefits described in the Recitals hereto and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1.                                      Except as otherwise defined herein, capitalized terms used but not defined herein shall have the respective meanings given to them in the Agreement.

2.                                      Section 1(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a)         ‘Acquiring Person’ shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares then outstanding.  Notwithstanding the foregoing, (A) the term Acquiring Person shall not include (i) the

Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit or compensation plan of the Company or any Subsidiary of the Company, or (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any Subsidiary of the Company and (B) no Person shall become an Acquiring Person either (x) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares then outstanding by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the Beneficial Owner of any additional Common Shares without the prior consent of the Company and shall then Beneficially Own more than 15% of the Common Shares then outstanding, then such Person shall be deemed to be an Acquiring Person, or (y) as the result of the acquisition of Common Shares directly from the Company as long as, prior to any acquisition of Common Shares directly from the Company, the Company has been apprised by any such Person of the number of Common Shares beneficially owned by such Person immediately prior to any such acquisition; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares then outstanding by reason of share purchases directly from the Company and shall, after that date, become Beneficial Owner of any additional Common Shares without the prior written consent of the Company and shall then Beneficially Own more than 15% of the Common Shares then outstanding, then such Person shall be deemed to be an Acquiring Person or (z) if the Board of Directors determines in good faith that a Person who would otherwise be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and without any intention of changing or influencing control of the Company, and such Person promptly enters into an irrevocable written commitment in favor of the Company to divest, and thereafter divests (without retaining any power, including voting with respect to such Common Shares), as promptly as practicable (as determined in good faith by the Board of Directors), following receipt of written notice from the Company of such event, of Beneficial Ownership of a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an Acquiring Person for any purposes of this Agreement; provided, however, that if such Person shall again become the Beneficial Owner of 15% or more of the Common Shares then outstanding, such Person shall be deemed an Acquiring Person, subject to the exceptions set forth in this Section 1(a).

Notwithstanding the foregoing, neither Eli Lilly and Company, an Indiana corporation (“Lilly”) nor any Affiliate or Associate thereof shall be deemed to be an Acquiring Person for purposes of this Agreement, but only to the extent that Lilly and any of its Affiliates and Associates (i) Beneficially Own shares of the Company’s Common Shares as of the date hereof or (ii) acquire additional shares of the Company’s Common Shares in accordance with the terms of the Lilly Agreements.  In the event that Lilly or any Affiliate or Associate thereof shall hold any additional shares of the Company’s Common Shares other than as contemplated by the preceding sentence and such holdings, together with all other holdings of the Company’s Common Shares shall exceed the limitations set forth in the preceding paragraph, then Lilly or its Affiliate or Associate, as the case may be, shall be deemed an Acquiring Person under this Agreement.”

3.                                      A new Section 1(r) of Agreement shall be added to read as follows:

“(r)         ‘Lilly Agreements’ shall mean the Collaboration Agreement, the Loan Agreement, the Milestone Conversion Agreement and the Stock Purchase Agreement between the Company and Eli Lilly and Company, an Indiana Corporation, each dated as of September 19, 2002, and any amendments or supplements thereto.”

4.                                      This Amendment shall be deemed to be a contract made under the laws of the state of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

5.                                      This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The foregoing Amendment To The Rights Agreement is hereby executed and consented to as of the date first above written.

Amylin Pharmaceuticals, Inc.		American Stock Transfer & Trust Company

By:	/s/ Joseph C. Cook, Jr.	By:	/s/ Paula Caroppoli

		Print Name:	Paula Caroppoli

		Title:	Vice President